# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Xanadu Quantum Technologies Ltd, CIK 0002097163
CUSIP: 98390R102
Title of class of securities: Class B Subordinate Voting Shares, without par value
Address of issuer's principal executive offices: 777 Bay Street, Suite 2400, Toronto, Canada (Federal Level) (Z4), M5G 2C8
Date of event which requires filing of this statement: 03/26/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001847278

## Reporting persons
- Bessemer Venture Partners XI Institutional L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 13,772,572; shared voting power 0; sole dispositive power 13,772,572; shared dispositive power 0; aggregate amount beneficially owned 13,772,572 (9.99% of the class)
  Comment: Consists of (i) 13,682,497 Class B Subordinate Common Shares, without par value ("Class B Shares") of the Issuer underlying Class A Multiple Voting Shares ("Class A Shares") beneficially owned by the Reporting Person, which Class B Shares are convertible, at the option of the holder, into Class A Shares on a 1-for-1 basis and (ii) 90,075 Class B Shares. The percentage of shares beneficially owned set forth in row 11 above is based on a total of 43,284,437 Class B Shares outstanding as of March 26, 2026. The Reporting Persons have entered into an agreement preventing the conversion of the Class A Shares to the extent such conversion would result in the Reporting Persons holding greater than 9.99% of Class B Shares (the "Beneficial Ownership Blocker"). However, the amounts reported in rows (5), (7) and (9) herein include the Class B Shares issuable upon conversion of the Class A Shares and do not give effect to the Beneficial Ownership Blocker. Therefore, the actual number of Class B Shares beneficially owned by the Reporting Persons, after giving effect to the Beneficial Ownership Blocker, is less than the number of shares reported in rows (5), (7) and (9).
- Bessemer Venture Partners XI L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 9,102,659; shared voting power 0; sole dispositive power 9,102,659; shared dispositive power 0; aggregate amount beneficially owned 9,102,659 (9.99% of the class)
  Comment: Consists of (i) 9,102,659 Class B Shares underlying Class A Shares beneficially owned by the Reporting Person, which Class B Shares are convertible, at the option of the holder, into Class A Shares on a 1-for-1 basis and (ii) 59,925 Class B Shares. The percentage of shares beneficially owned set forth in row 11 above is based on a total of 43,284,437 Class B Shares outstanding as of March 26, 2026. The Reporting Persons have entered into an agreement preventing the conversion of the Class A Shares to the extent such conversion would result in the Reporting Persons holding greater than 9.99% of Class B Shares (the "Beneficial Ownership Blocker"). However, the amounts reported in rows (5), (7) and (9) herein include the Class B Shares issuable upon conversion of the Class A Shares and do not give effect to the Beneficial Ownership Blocker. Therefore, the actual number of Class B Shares beneficially owned by the Reporting Persons, after giving effect to the Beneficial Ownership Blocker, is less than the number of shares reported in rows (5), (7) and (9).
- Deer XI & Co. L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 22,935,156; shared voting power 0; sole dispositive power 22,935,156; shared dispositive power 0; aggregate amount beneficially owned 22,935,156 (9.99% of the class)
  Comment: Consists of (i) 22,785,156 Class B Shares underlying Class A Shares beneficially owned by the Reporting Person, which Class B Shares are convertible, at the option of the holder, into Class A Shares on a 1-for-1 basis and (ii) 150,00 Class B Shares. The percentage of shares beneficially owned set forth in row 11 above is based on a total of 43,284,437 Class B Shares outstanding as of March 26, 2026. The Reporting Persons have entered into an agreement preventing the conversion of the Class A Shares to the extent such conversion would result in the Reporting Persons holding greater than 9.99% of Class B Shares (the "Beneficial Ownership Blocker"). However, the amounts reported in rows (5), (7) and (9) herein include the Class B Shares issuable upon conversion of the Class A Shares and do not give effect to the Beneficial Ownership Blocker. Therefore, the actual number of Class B Shares beneficially owned by the Reporting Persons, after giving effect to the Beneficial Ownership Blocker, is less than the number of shares reported in rows (5), (7) and (9).
- Deer XI & Co. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 22,935,156; shared voting power 0; sole dispositive power 22,935,156; shared dispositive power 0; aggregate amount beneficially owned 22,935,156 (9.99% of the class)
  Comment: Consists of (i) 22,785,156 Class B Shares underlying Class A Shares beneficially owned by the Reporting Person, which Class B Shares are convertible, at the option of the holder, into Class A Shares on a 1-for-1 basis and (ii) 150,00 Class B Shares. The percentage of shares beneficially owned set forth in row 11 above is based on a total of 43,284,437 Class B Shares outstanding as of March 26, 2026. The Reporting Persons have entered into an agreement preventing the conversion of the Class A Shares to the extent such conversion would result in the Reporting Persons holding greater than 9.99% of Class B Shares (the "Beneficial Ownership Blocker"). However, the amounts reported in rows (5), (7) and (9) herein include the Class B Shares issuable upon conversion of the Class A Shares and do not give effect to the Beneficial Ownership Blocker. Therefore, the actual number of Class B Shares beneficially owned by the Reporting Persons, after giving effect to the Beneficial Ownership Blocker, is less than the number of shares reported in rows (5), (7) and (9).

## Item 1. Issuer
Name of issuer: Xanadu Quantum Technologies Ltd
Address of issuer's principal executive offices: 777 Bay Street, Suite 2400, Toronto, Ontario, M5G 2C8

## Item 2. Person Filing
Name of person filing:
This statement is being filed by the following persons with respect to certain shares of Cass A Shares and Class B Shares (together, the "Shares") of the Issuer. Bessemer Venture Partners XI L.P. ("BVP XI"), Bessemer Venture Partners XI Institutional L.P. ("BVP XI Inst" and together with BVP XI, the "Funds") directly own Shares. Deer XI & Co. LP ("Deer XI") is the general partner of the funds. Deer XI &Co Ltd. ("Deer XI Ltd.") is the general partner of Deer XI.

Deer XI Ltd, Deer XI LP, BVP XI and BVP XI Inst are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
The address of the principal business office of the Reporting Persons is:

c/o Bessemer Venture Partners

1865 Palmer Avenue; Suite 104

Larchmont, NY 10583
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Deer XI Ltd- 22,935,156 shares
DeerXI LP - 22,935,156 shares
BVP XI - 9,162,584 shares
BVP XI Inst - 13,772,572 shares
Percent of class:
Deer XI Ltd- 9.99%
Deer XI LP - 9.99%
BVP XI - 9.99%
BVP XI Inst - 9.99%
The percentage of shares beneficially owned set forth above is based on a total of 43,284,437 Class B Shares outstanding as of March 26, 2026. The Reporting Persons have entered into an agreement preventing the conversion of the Class A Shares to the extent such conversion would result in the Reporting Persons holding greater than 9.99% of Class B Shares (the "Beneficial Ownership Blocker"). However, the amounts reported above include the Class B Shares issuable upon conversion of the Class A Shares and do not give effect to the Beneficial Ownership Blocker. Therefore, the actual number of Class B Shares beneficially owned by the Reporting Persons, after giving effect to the Beneficial Ownership Blocker, is less than the number of shares reported in rows (5), (7) and (9).
Sole power to vote or to direct the vote:
Deer XI Ltd- 22,935,156 shares
DeerXI LP - 22,935,156 shares
BVP XI - 9,162,584 shares
BVP XI Inst - 13,772,572 shares
Shared power to vote or to direct the vote:
Deer XI Ltd- 0 shares
Deer XI LP - 0 shares
BVP XI - 0 shares
BVP XI Inst - 0 shares
Sole power to dispose or to direct the disposition:
Deer XI Ltd- 22,935,156 shares
DeerXI LP - 22,935,156 shares
BVP XI - 9,162,584 shares
BVP XI Inst - 13,772,572 shares
Shared power to dispose or to direct the disposition:
Deer XI Ltd- 0 shares
Deer XI LP - 0 shares
BVP XI - 0 shares
BVP XI Inst - 0 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: As the general partner of Deer XI LP, which in turn is the general partner of the Funds, Deer XI Ltd may be deemed to beneficially own all 22,935,156 Shares held directly by the Funds and have the power to direct the dividends from or the proceeds of the sale of such Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Bessemer Venture Partners XI Institutional L.P.: /s/ Scott Ring, Scott Ring, GD Deer XI &Co. Ltd., the GP of Deer XI &Co. L.P., the GP of Bessemer Venture Partners XI Institutional L.P. (04/02/2026)
- Bessemer Venture Partners XI L.P.: /s/ Scott Ring, Scott Ring, GC Deer XI &Co. Ltd., the GP of Deer XI & Co. L.P., the GP of Bessemer Venture Partners XI, L.P. (04/02/2026)
- Deer XI & Co. L.P.: /s/ Scott Ring, /s/ Scott Ring, General Counsel Deer XI & Co. Ltd., the GP of Deer XI & Co. L.P. (04/02/2026)
- Deer XI & Co. Ltd.: /s/ Scott Ring, Scott Ring, General Counsel (04/02/2026)